Exhibit 34.1

ATTESTATION REPORT ON ASSESSMENT OF COMPLIANCE WITH

SERVICING CRITERIA FOR ASSET-BACKED SECURITIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of

CenterPoint Energy Houston Electric, LLC

Houston, Texas

We have examined the compliance of CenterPoint Energy Houston Electric, LLC (the “Company”) with the servicing criteria set forth in Item 1122(d) of the Securities and Exchange Commission’s Regulation AB applicable for the $1,695 million original principal amount of CenterPoint Energy Transition Bond Company IV, LLC’s transition bonds (the “2012 Senior Secured Transition Bonds”), during the twelve months ended December 31, 2017, excluding criteria 1122(d)(1)(ii) (outsourcing), (1)(iii) (back-up servicing), (1)(iv) (fidelity bond), (2)(ii) (wire transfer disbursements), (2)(vi) (unissued checks), (3)(ii) (allocation and remittance), (3)(iii) (disbursements to investors), (4)(iii) (additions, removals or substitutions), (4)(v) (records regarding pool assets), (4)(ix) (adjustments to interest rates), (4)(xi) (payments on behalf of obligors), (4)(xii) (late payment penalties), (4)(xiii) (obligor disbursements), and (4)(xv) (external credit enhancement), which management has determined are not applicable to the activities performed by the Company with respect to the 2012 Senior Secured Transition Bonds. Management is responsible for the Company’s compliance with the applicable servicing criteria. Our responsibility is to express an opinion on the Company’s compliance with the applicable servicing criteria based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), and, accordingly, included examining, on a test basis, evidence about the Company’s compliance with the applicable servicing criteria, including tests, on a sample basis, of the servicing activities related to the 2012 Senior Secured Transition Bonds, determining whether the Company performed those selected activities in compliance with the applicable servicing criteria during the specified period, and performing such other procedures as we considered necessary in the circumstances. Further, an examination is not designed to detect noncompliance arising from errors that may have occurred prior to the period specified above that may have affected the balances or amounts calculated or reported by the Company during the period covered by this report. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company’s compliance with the applicable servicing criteria.

Our examination disclosed the following material noncompliance with Item 1122(d)(2)(i) applicable to the Company during the twelve months ended December 31, 2017:

The Company failed to make required remittances to the trustee for the 2012 Senior Secured Transition Bonds.

In our opinion, except for the material noncompliance described in the preceding paragraph, the Company complied, in all material respects, with the aforementioned applicable servicing criteria for the 2012 Senior Secured Transition Bonds during the twelve months ended December 31, 2017.

Management’s assertion, as described in the Servicer’s Regulation AB Compliance Certificate, dated March 27, 2018, includes management’s response to the material noncompliance identified in our examination. Such response has not been subjected to the procedures applied in our examination and, accordingly, we do not express an opinion or provide any form of assurance on the appropriateness of the response or the effectiveness of any corrective actions described therein.

/s/ DELOITTE & TOUCHE LLP

Houston, Texas

March 27, 2018